Exhibit 3.1

EMTEC, INC.

AMENDMENT TO BYLAWS

THIS AMENDMENT to the Amended and Restated Bylaws of Emtec, Inc. (the “Company”) is dated as of April 30, 2013.

Article I, Section 9 of the Bylaws is hereby amended and restated in its entirety to read as follows:

“Section 9. Action Without a Meeting. Any action required or permitted to be taken by stockholders by vote may be taken without a meeting on written consent, setting forth the action so taken, signed by the holders of a majority of the outstanding shares entitled to vote thereon.”

Except as and to the extent expressly modified by this Amendment, the Bylaws of the Company shall remain unchanged and in full force and effect in all respects.

IN WITNESS WHEREOF, the undersigned has caused this Amendment to be executed on the day and year first mentioned above.

Emtec, Inc.

By:	/s/ Dinesh R. Desai
Name: Dinesh R. Desai
Title: Chairman, President and Chief Executive Officer